Exhibit 99.1

ASX ANNOUNCEMENT

August 14th, 2006

Resignation of Director

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that Professor Deon Venter has tendered his resignation as a Director and consultant to the Company.

Prof. Venter joined the Board of GTG in April 2003 and also served as a consultant to the Company. In April 2005, he relocated from Victoria to Queensland to take up a full-time position as Clinical Director of Pathology for the seven hospitals comprising the Mater Hospitals in Brisbane and to head up the Molecular Genetics laboratory at the Mater Medical Research Institute.

During his nearly three and half years with GTG, Prof. Venter played a key role in the Company achieving its current status as a mainstream player in the world of human genetic diagnostics. He also contributed towards the identification and implementation of several key strategic business opportunities for GTG and helped to enhance the scientific, medical and political reputation of the Company generally. In particular, Prof. Venter played an important part in GTG cementing its position as Australia’s leading independent provider of complex genetic testing services with the National Association of Testing Authorities, Australia (NATA) granting various accreditations of its Melbourne laboratory to provide a wide range of complex genetic tests.

Prof. Venter has advised that the resignations, which were made for personal reasons, will take effect from the close of business on Monday, August 28th, 2006.

The Board of Directors would like to take this opportunity to thank Prof. Venter for his efforts to promote GTG and its activities during his term as both a Director and consultant to the Company.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

Chief Executive Officer

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 9415 1135

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987